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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LoopNet, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
543524 30 0
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Trinity Ventures VI, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3308469

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,526,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Trinity VI Side-By-Side Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3308472

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,526,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Trinity TVL VI, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3312386

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,526,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: TVL Management Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-0096234

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		62

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		62

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,526,304

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Fenton, Noel J.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		3,054

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,054

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,529,296

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Orr, Lawrence K.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		3,366

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,366

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,529,608

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Shennan, James G. Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		2,740

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,740

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,528,982

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Francis, Tod H.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,456

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,456

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,527,698

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Wang, Fred

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		895

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		895

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,527,137

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	543524 30 0

1	NAMES OF REPORTING PERSONS: Tai, Augustus O.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,050

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,526,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,050

WITH:	8	SHARED DISPOSITIVE POWER:

		2,526,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,527,292

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1
(a)	Name of Issuer: LoopNet, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 185 Berry Street, Suite 4000, San Francisco, CA 94107
Item 2
(a)	Name of Person Filing: This Schedule 13 G is being filed jointly by (i) Trinity Ventures VI L.P. (“Trinity VI”), (ii) Trinity VI Side-By-Side Fund, L.P. (“Trinity Side-By-Side”), (iii) Trinity TVL VI, LLC (“Trinity TVL”), (iv) TVL Management Corp., (v) Noel J. Fenton, (vi) Lawrence K. Orr, (vii) James G. Shennan, Jr., (viii) Tod H. Francis, (ix) Fred Wang and (x) Augustus O. Tai (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists.

(b)	Address of Principal Business Office: 3000 Sand Hill Road, Building 4, Suite 160, Menlo Park, CA 94025

(c)	Citizenship: Trinity Ventures VI L.P. and Trinity VI Side-By-Side Fund, L.P. are California limited partnerships, Trinity TVL VI, LLC is a California limited liability Company, TVL Management Corp is a California corporation, and each of Messrs. Fenton, Orr, Shennan, Francis, Wang and Tai are citizens of the United States.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 543524 30 0
Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
N/A
Item 4. Ownership.
(a)	Amount beneficially owned:*

(b)	Percent of class:*

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote *

(ii)	Shared power to vote or to direct the vote *

(iii)	Sole power to dispose or to direct the disposition of *

(iv)	Shared power to dispose or to direct the disposition of *

*	See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007 Date

TRINITY VENTURES VI, L.P.

By:	Trinity TVL VI, LLC,
Its General Partner

By:	/s/ Lawrence K. Orr Lawrence K. Orr, Management Member

TRINITY SIDE-BY-SIDE FUND, L.P.

By:	Trinity TVL VI, LLC,
Its General Partner

By:	/s/ Lawrence K. Orr Lawrence K. Orr, Management Member

TRINITY TVL VI, LLC

By:	/s/ Lawrence K. Orr Lawrence K. Orr, Management Member

/s/ Noel J. Fenton Noel J. Fenton

/s/ Lawrence K. Orr Lawrence K. Orr

/s/ James G. Shennan, Jr. James G. Shennan, Jr.

/s/ Tod H. Francis Tod H. Francis

/s/ Augustus O. Tai Augustus O. Tai

/s/ Fred Wang Fred Wang

TVL MANAGEMENT CORPORATION

By:	/s/ Lawrence K. Orr
Name: Lawrence K. Orr
Title: President

ATTACHMENT A
     Based on 37,897,114 shares of common stock of LoopNet, Inc. outstanding as of December 31, 2006, Trinity Ventures VI L.P. (“Trinity VI”) is the direct beneficial owner of 2,432,665 shares of common stock, representing 6.4% of the outstanding common stock, and Trinity VI Side-by-Side Fund, L.P. (“Trinity Side-by-Side”) is the direct beneficial owner of 93,577 shares of common stock, representing 0.2% of the outstanding common stock.
     Trinity TVL VI, LLC (“Trinity TVL”) is the general partner and manager of Trinity VI and Trinity Side-by-Side. Each of TVL Management Corporation, Noel J. Fenton, Lawrence K. Orr, James G. Shennan, Jr., Tod H. Francis, Fred Wang and Augustus O. Tai are managing members of Trinity TVL (together, the “Managing Members”). The Managing Members may be deemed to be the beneficial owners of the 2,432,665 shares of common stock owned by Trinity VI and the 93,577 shares of common stock owned by Trinity VI Side-by-Side. In addition, the following Managing Members are direct beneficial owners of the following stock held by each of them individually: (i) Noel J. Fenton – 3,054 shares, (ii) Lawrence K. Orr – 3,366 shares, (iii) Fred Wang – 895 shares and (iv) Augustus O. Tai – 1,050 shares. Accordingly, the parties listed below may be deemed to be the beneficial owners of the following shares of common stock representing the following percentages of the outstanding common stock: (i) Trinity VI — 2,432,665 shares representing 6.4%, (ii) Trinity Side-by-Side – 93,577 shares representing 0.2%, (iii) Trinity TVL – 2,526,242 shares representing 6.7%, (iv) TVL Management Corporation — 2,526,304 shares representing 6.7%, (v) Noel J. Fenton – 2,529,296 shares representing 6.7%, (vi) Lawrence K. Orr – 2,529,608 shares representing 6.7%, (vii) James G. Shennan, Jr. — 2,528,982 shares representing 6.7%, (viii) Tod H. Francis — 2,527,698 shares representing 6.7%, (ix) Fred Wang – 2,527,137 shares representing 6.7% and (x) Augustus O. Tai – 2,527,292 shares representing 6.7%. Each of Trinity TVL, the Managing Members, and TVL Management Corp. disclaim beneficial ownership of the 2,432,665 shares of common stock owned by Trinity VI and the 93,577 shares of common stock owned by Trinity VI Side-by-Side, except to the extent of any pecuniary interest therein.
     Trinity TVL has sole voting and investment control over the 2,432,665 shares of common stock owned by Trinity VI and the 93,577 shares of common stock owned by Trinity VI Side-by-Side. Each of the Managing Members may be deemed to have shared power to vote or to direct the voting of and to dispose and to direct the disposition of the 2,432,665 shares of common stock owned by Trinity VI and the 93,577 shares of common stock owned by Trinity VI Side-by-Side. In addition, the following Managing Members have sole power to vote or to direct the voting of and to dispose and to direct the disposition of the following stock held by each of them individually: (i) Noel J. Fenton – 3,054 shares, (ii) Lawrence K. Orr – 3,366 shares, (iii) Fred Wang – 626 shares and (iv) Augustus O. Tai – 1,050 shares. Accordingly, the parties listed below may be deemed to have shared power to vote or to direct the voting of and to dispose and to direct the disposition of the following shares of common stock: (i) Trinity VI — 2,432,665 shares, (ii) Trinity Side-by-Side – 93,577 shares, (iii) Trinity TVL – 2,526,242 shares, (iv) TVL Management Corporation — 2,526,304 shares, (v) Noel J. Fenton – 2,529,296 shares, (vi) Lawrence K. Orr – 2,529,608, (vii) James G. Shennan, Jr. — 2,528,982 shares, (viii) Tod H. Francis — 2,527,292 shares, (ix) Fred Wang – 2,527,137 shares and (x) Augustus O. Tai – 2,527,292 shares.